Annual Shareholder Meeting Results:
High Income held its annual meetings of shareholders on December 19, 2011. Common/Preferred Shareholders voted as indicated below:
                                                                Withheld
                                            Affirmative         Authority
Election of Bradford K. Gallagher
Class II to serve until 2014                105,286,637         2,344,689

Re-election of James A. Jacobson++
Class II to serve until 2014                      9,821               110

Election of Deborah A. DeCotis
Class III to serve until 2012               105,187,948         2,443,378

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica, Hans W. Kertess, William B. Ogden, IV, John C. Maney+ and Alan Rappaport++ continued to serve as Trustees of the Fund.

+ Interested Trustee
++ Preferred Trustee